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[redacted]

15045855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section FEB 27 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.G. NIELSEN & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 CHERRY CREEK SOUTH DRIVE SUITE 470
(No. and Street)

DENVER	CO	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WAYNE G. NIELSEN 303-830-1515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAUSEY DEMGEN & MOORE P.C.
(Name – *if individual, state last, first, middle name*)

1125 Seventeenth St., Suite 1450	Denver	CO	80202-2025
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/4/15

OATH OR AFFIRMATION

I, WAYNE G. NIELSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.G. NIELSEN & CO., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GAIL L. BREECE NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 11/08/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.G. Nielsen & Co.

Investment Banking
Member FINRA

W.G. NIELSEN & CO.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

DECEMBER 31, 2014

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Director
W.G. Nielsen & Co.

We have audited the accompanying financial statements of W.G. Nielsen & Co. (a Colorado Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. W.G. Nielsen & Co.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of W.G. Nielsen & Co. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of W.G. Nielsen & Co.'s financial statements. The supplemental information is the responsibility of W.G. Nielsen & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

Denver, Colorado
February 26, 2015

CAUSEY

W.G. NIELSEN &CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$ 195,503
Accounts receivable-trade, net of allowance of $0	31,500
Accounts receivable-other	9,204
Property and equipment:	
Office furniture and equipment	204,214
Leasehold improvements	55,650
	259,864
Less accumulated depreciation	(169,530)
Net property and equipment	90,334
Prepaid expenses and other assets	48,669
	$ 375,210

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and other accrued expenses	$ 5,680
Accrued commissions and payroll expenses	81,033
Deferred rent liability	22,336
Deferred revenue	27,250
Total liabilities	136,299
Commitments (Notes 4 and 7)	
Stockholder's equity:	
Common stock, $.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	477,287
Accumulated deficit	(238,386)
Total stockholder's equity	238,911
	$ 375,210

See accompanying notes.

W.G. NIELSEN &CO.
STATEMENT OF INCOME
For the year ended December 31, 2014

Revenues:	
Consulting and financial advisory fees (Note 6)	$ 4,491,863
Interest and other	53,977
	4,545,840
Expenses:	
Salaries and payroll taxes	473,130
Commissions and finder fees	2,715,705
General and administration (Notes 3, 4 & 7)	824,020
Depreciation and amortization	25,690
Registration and regulatory fees	15,223
	4,053,768
Income before provision for income taxes	492,072
Provision for income taxes (Note 5)	(32,787)
Net income	$ 524,859

See accompanying notes.

W.G. NIELSEN & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2014

	Common stock		Additional paid-in	Accumulated	
	Shares	Amount	capital	deficit	Total
Balance, December 31, 2013	1,000	$ 10	$ 399,287	$ (197,495)	$ 201,802
Contributions from owner	-	-	78,000	-	78,000
Distributions to owner	-	-	-	(565,750)	(565,750)
Net income for the year ended December 31, 2014	-	-	-	524,859	524,859
Balance, December 31, 2014	1,000	$ 10	$ 477,287	$ (238,386)	$ 238,911

See accompanying notes.

W.G. NIELSEN & CO.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 524,859
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	25,690
Deferred income taxes	(32,800)
Changes in assets and liabilities:	
Accounts receivable	95,296
Prepaid expenses	4,563
Accounts payable and accrued expenses	(65,131)
Income taxes payable	(189)
Deferred revenue	19,750
Deferred rent liability	(3,930)
Total adjustments	43,249
Net cash provided by operating activities	568,108
Cash flows from investing activities:	
Purchase of property and equipment	(23,555)
Net cash used in investing activities	(23,555)
Cash flows from financing activities:	
Contributions from owner	78,000
Distributions to owner	(565,750)
Net cash used in financing activities	(487,750)
Net increase in cash and cash equivalents	56,803
Cash and cash equivalents at the beginning of the year	138,700
Cash and cash equivalents at end of year	$ 195,503

Supplemental disclosure of cash flow information:

During the year ended December 31, 2014, the Company paid $202 in income taxes.

See accompanying notes.

1. Organization and summary of significant accounting policies

Organization:

W. G. Nielsen & Co. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado in 1996 and became licensed as a broker/dealer and commenced operations in 1997. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory and management services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

The Company has claimed an exemption from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company participates only in direct placements and accordingly, does not hold cash or securities for the account of customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable:

The Company provides an allowance for doubtful collections which is based upon a review of outstanding receivables and historical collections information. Accounts receivables are charged off in the period they are deemed uncollectible. Recoveries of previously charged off are recorded when received. Recoveries of receivables previously charged off are recorded when received. Receivables due greater than 90 days amounted to $0 at December 31, 2014.

Revenue:

The Company recognizes revenues for services when the services are performed and are billable.

Advertising costs:

The Company expenses the cost of advertising as incurred. Advertising expense was $1,334 for the year ended December 31, 2014.

1. Organization and summary of significant accounting policies (continued)

Concentration of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally accounts receivable and cash. The Company's cash is held at financial institutions at which deposits are insured by the Federal Deposit Insurance Corporation (FDIC). At various times throughout the year ended December 31, 2014, the Company's cash demand deposits exceeded the FDIC's insurance limits.

Marketable securities owned:

Marketable securities owned are valued at market value.

Depreciation and amortization:

Property and equipment are stated at cost. Depreciation on office and equipment is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 10 years. Amortization of leasehold improvements is provided by the straight-line method over the shorter of the estimated useful life of the related assets or the lease term.

Investments:

Investments in common stock of non-controlled entities are recorded at cost and amounted to $2,700 at December 31, 2014. During the year ended December 31, 2014, these investments were not evaluated for impairment. The fair values of the investments are not estimated because there have been no identified events or changes in circumstances that have an adverse effect on the fair value and it is not practicable to estimate fair value.

Income taxes:

Effective January 1, 2014, the Company changed its tax status from a "C" corporation to "S" corporation. As an "S" corporation, the stockholder recognizes its share of income or loss on its individual tax return.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $79,281 which was $70,194 in excess of its required net capital of $9,087. The Company had aggregate indebtedness in the amount of $136,299, therefore, its net capital ratio was 1.72 to 1 at December 31, 2014.

3. Related party transactions

During the year ended December 31, 2014, the Company paid consulting expenses in the amount of $30,000 to a company related to the sole shareholder.

4. Commitments

The Company leases office space, equipment, and an automobile under non-cancelable operating leases. Total rental expense was $146,941 for the year ended December 31, 2014. Total rent income from month to month sub lease rental income amounted to $15,750 for the year ended December 31, 2014.

The total minimum rental commitments at December 31, 2014 are as follows:

Year ending December 31,	Amount
2015	$ 204,191
2016	203,408
	$ 407,599

5. Income taxes

Effective January 1, 2014, the Company changed its tax status from a "C" corporation to an "S" corporation. Consequently, at January 1, 2014, the Company eliminated the deferred tax liability that was recorded as of December 31, 2013.

The Company is subject to accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to "Accounting for Uncertainty in Income Taxes." The guidance applies to all tax positions accounted for in the financial statements, including positions taken in a previously filed tax return or expected to be taken in a future tax return.

The Company has analyzed its filing positions in Federal and state jurisdictions where it is required to file income tax returns. Management believes the Company's positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial conditions, results of operations or cash flows.

The Company is no longer subject to U.S. Federal income tax examinations for years prior to 2011. The Company is no longer subject to Colorado income tax examinations for years prior to 2010.

6. Major customer

Revenues earned from major customers are summarized in the table below, expressed as a percentage of consulting and financial advisory fees for the year ended December 31, 2014

Customer #1	25.5%
Customer #2	24.7%
Customer #3	13.9%

7. Profit sharing plan

The Company has established a 401(k) profit sharing plan ("the Plan"). Any employee who is 21 and has completed one year of qualifying service is eligible to participate in the Plan. Employer contributions into the Plan vest to participating employees over a six year period. Effective January 1, 2005, the Company elected to become a Safe Harbor 401(k) Plan. Safe Harbor non-elective contributions are equal to 3% of a participant's compensation up to $260,000 in 2014. Safe Harbor non-elective contributions into the plan totaled $38,951 for the year ended December 31, 2014. The Company made a discretionary employer profit sharing contribution to the Plan for 2014 in the amount of $91,418.

8. Subsequent events

The Company has evaluated events subsequent to December 31, 2014 through February 26, 2015, which is the date the financial statements were available to be issued. Except as disclosed above, there are no material events noted in this period which would impact the results reflected in this report.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

Schedule I

W.G. NIELSEN & CO.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2014

NET CAPITAL		
Total stockholder's equity	$	238,911
Deduct non-allowable assets:		
Accounts receivable		(18,354)
Office furniture and equipment, net of accumulated depreciation		(90,334)
Prepaids and other assets		(48,669)
Net Capital before securities haircut		81,554
Haircut on securities		(2,273)
Net capital	$	79,281
AGGREGATE INDEBTEDNESS		
Total liabilities	$	136,299
Total aggregate indebtedness	$	136,299
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	9,087
Excess net capital	$	70,194
Ratio: Aggregate indebtedness to net capital		1.72
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part IIA of Form X-17A-5 as of December 31, 2014)		
Net capital, as reported in Company's Part IIA (unaudited) amended FOCUS report	$	79,281
Net audit adjustments		-
Net capital per above	$	79,281

Schedule II
W. G. NIELSEN & CO.
As of December 31, 2014

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption is claimed from the provisions of rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(i). The Company participates in direct placements only and does not hold cash or securities for the account of customers. Consequently, it qualifies for the exemption from the provision of the SEC rule and Schedules II, III, and IV of FOCUS Form X-17A-5, Part III are not required.

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Director
W.G. Nielsen & Co.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) W.G. Nielsen & Co. identified the following provisions of 17 C.F.R. §15c3-3(k) under which W.G. Nielsen & Co. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) W.G. Nielsen & Co. stated that W.G. Nielsen & Co. met the identified exemption provisions throughout the most recent fiscal year without exception. W.G. Nielsen & Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about W.G. Nielsen & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Causey Demgen & Moore P.C.
Causey Demgen & Moore P.C.

Denver, CO
February 26, 2015

CAUSEY

W.G. NIELSEN & CO.

INVESTMENT BANKING
MEMBER NASD

THE CITADEL
3200 CHERRY CREEK S. DRIVE
SUITE 470
DENVER, COLORADO 80209
303-830-1515
FAX: 303-830-6620
WWW.WGNIELSEN.COM

EXEMPTION REPORT
February 18, 2015

W.G. Nielsen & Co.'s, Assertions

We confirm, to the best of knowledge and belief, that;

1. W.G. Nielsen & Co. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. W.G. Nielsen & Co. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.

Wayne G. Nielsen
President

CAUSEY DEMGEN & MOORE P.C.
Certified Public Accountants and Consultants

1125 Seventeenth Street - Suite 1450
Denver, Colorado 80202-2025
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Stockholder and Director
W.G. Nielsen & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by W.G. Nielsen & Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating W.G. Nielsen & Co.'s compliance with the applicable instructions of the Form SIPC-7. W.G. Nielsen & Co.'s management is responsible for W.G. Nielsen & Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared for the Company's Focus filings, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared for the Company's Focus filings supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore P.C.
CAUSEY DEMGEN & MOORE P.C.

Denver, Colorado
February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3099********************MIXED AADC 220
049316 FINRA DEC
W G NIELSEN & CO
3200 CHERRY CREEK DRIVE SOUTH
STE 470
DENVER CO 80209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas F. Campbell
(303) 830-1515

2. A. General Assessment (item 2e from page 2) $ 3,664

B. Less payment made with SIPC-6 filed (exclude interest) (2,564)
7/16/14
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1,100

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,100

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,100

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

W.G. Nielsen & Co.
(Name of Corporation, Partnership or other organization)

Thomas F. Campbell
(Authorized Signature)

Dated the 17 day of February, 20 15.

Financial and Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,545,840
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	8,224
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Fees received from advisory services related to asset sales (please see enclosed letter) (Deductions in excess of $100,000 require documentation)	3,071,663
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	3,079,887
2d. SIPC Net Operating Revenues	$ 1,465,953
2e. General Assessment @ .0025	$ 3,664
	(to page 1, line 2.A.)

SIPC-6
(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6
(34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049316 FINRA DEC
W G NIELSEN & CO 17*17
3200 CHERRY CREEK DRIVE SOUTH
STE 470
DENVER CO 80209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Campbell
(303) ~~80~~ 830-1515

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 2,564
   1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (—)
   2. Assessment balance due 2,564

   B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

   C. Total assessment and interest due $ 2,564

   D. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as C above) $ 2,564

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 17th day of July, 2014.

W. G. Nielsen and Co.
(Name of Corporation, Partnership or other organization)

Thomas F. Campbell
(Authorized Signature)

Financial and Operations Principal
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,377,215
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	n/a
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	8,223.50
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Fees received from advisory related to asset sales (Please see enclosed letter) (Deductions in excess of $100,000 require documentation)	343,442
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	351,655
2d. SIPC Net Operating Revenues	$ 1,025,550
2e. General Assessment @ .0025	$ 2,564

(to page 1, line 2.A.)

3200 Cherry Creek S. Drive
Suite 470
Denver, Colorado 80209
303-830-1515
Fax 303-830-6620
www.wgnielsen.com